Exhibit 16.1

Turner, Jones & Associates, P.L.L.C.
Certified Public Accountants
108 Center Street, North, 2nd Floor
Vienna, Virginia 22180-5712
(703) 242-6500
Fax (703) 242-1600

October 5, 2010

Securities and Exchange Commision
100 F Street, NE
Washington, DC 20549

We have reviewed the Forms 8K and 8K/A filed by International Aerospace Enterprises, Inc. regarding our withdrawal as the Company’s Certified Public Accountants and we are unable to comment on the accuracy of the representations made therein. Further, we are unable to address any corrections related thereto. However, we believe the deficiencies identified in the filing are incomplete.

We withdrew as a result of material inadequacies in the Company’s internal controls not only over financial reporting and the safeguarding of assets, but also over its’ controls as they relate to disclosures of other information to the general public.

Sincerely,
Turner, Jones & Associates PLLC

Member American Institute of Certified Public Accountants